HBOS plc
The Mound
Edinburgh
EH1 1YZ

1 September 2004

United States Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N.W.
WASHINGTON D.C. 20549
United States of America

Direct Line 0131 243 5586
Fax No 0131 243 5516

Your Ref: 82/5222

Exemption

Dear Sirs,

HBOS plc filings pursuant to Rule 12g3-2(b)

I enclose documents either sent to shareholders or made available to the public during the period **1st August to 31st August 2004**.

Announcements made to the London Stock Exchange:-

02.08.04	Press comment re Abbey National plc
03.08.04	Director Shareholding – HBOS plc Employee Trust Limited
03.08.04	Rule 8 disclosure – Abbey National plc
03.08.04	Rule 8 disclosure – Abbey National plc
03.08.04	Rule 2.10 Announcement – HBOS plc
04.08.04	Halifax House Price Index
04.08.04	Rule 8 disclosure – HBOS plc
04.08.04	Rule 8 disclosure – HBOS plc
04.08.04	Director shareholding – Bank of Scotland Profit Ownership scheme
05.08.04	Rule 8 disclosure – HBOS plc
06.08.04	Rule 2.10 Announcement - HBOS plc
06.08.04	Rule 8 disclosure – HBOS plc
09.08.04	Rule 2.10 Announcement - HBOS plc
09.08.04	Rule 8 disclosure – HBOS plc
10.08.04	Rule 2.10 Announcement - HBOS plc
10.08.04	Director shareholding – Bank of Scotland Profit Ownership Scheme
11.08.04	Rule 2.10 Announcement - HBOS plc
11.08.04	Rule 8 disclosure – HBOS plc
12.08.04	Rule 2.10 Announcement - HBOS plc
12.08.04	Rule 8 disclosure – HBOS plc
13.08.04	Rule 2.10 Announcement - HBOS plc
13.08.04	Rule 8 disclosure – HBOS plc
13.08.04	Rule 8 disclosure – HBOS plc
16.08.04	Rule 2.10 Announcement - HBOS plc
16.08.04	Holdings in Company - Lehman Brothers
17.08.04	Rule 2.10 Announcement - HBOS plc
17.08.04	Rule 8 disclosure – HBOS plc
17.08.04	Holdings in Company - Cater Allen International
18.08.04	Rule 2.10 Announcement - HBOS plc
18.08.04	Rule 8 disclosure – HBOS plc
18.08.04	Holdings in Company - Cater Allen International

9/14

19.08.04	Rule 2.10 Announcement - HBOS plc
19.08.04	Rule 8 disclosure – HBOS plc
19.08.04	Rule 8 disclosure – HBOS plc
19.08.04	Rule 8 disclosure – HBOS plc
19.08.04	Rule 8 disclosure – HBOS plc
20.08.04	Rule 8 disclosure – HBOS plc
20.08.04	Rule 8 disclosure – Property Fund Management – HBOS plc
20.08.04	Rule 2.10 Announcement – HBOS plc
20.08.04	Holdings in Company - Lehman Brothers
23.08.04	Rule 2.10 Announcement - HBOS plc
23.08.04	Rule 8 disclosure – HBOS plc
23.08.04	Rule 8 disclosure – Abbey National plc
24.08.04	Rule 2.10 Announcement - HBOS plc
24.08.04	Rule 8 disclosure – HBOS plc
24.08.04	Rule 8 disclosure – Abbey National plc
25.08.04	Rule 8 disclosure – HBOS plc
26.08.04	Rule 2.10 Announcement - HBOS plc
26.08.04	Rule 8 disclosure – HBOS plc
27.08.04	Rule 2.10 Announcement - HBOS plc
31.08.04	Rule 2.10 Announcement - HBOS plc

Documents lodged at Companies House:

1 Form 88(2)'s – Return of Allotment of	12,870 Shares registered on 02.08.04
1 Form 88(2)'s – Return of Allotment of	21,253 Shares registered on 03.08.04
1 Form 88(2)'s – Return of Allotment of	15,582 Shares registered on 04.08.04
1 Form 88(2)'s – Return of Allotment of	29,015 Shares registered on 05.08.04
1 Form 88(2)'s – Return of Allotment of	6,811 Shares registered on 06.08.04
1 Form 88(2)'s – Return of Allotment of	3,472 Shares registered on 09.08.04
1 Form 88(2)'s – Return of Allotment of	22,447 Shares registered on 10.08.04
1 Form 88(2)'s – Return of Allotment of	8,235 Shares registered on 11.08.04
1 Form 88(2)'s – Return of Allotment of	4,493 Shares registered on 12.08.04
1 Form 88(2)'s – Return of Allotment of	4,800 Shares registered on 13.08.04
1 Form 88(2)'s – Return of Allotment of	6,823 Shares registered on 16.08.04
1 Form 88(2)'s – Return of Allotment of	3,260 Shares registered on 17.08.04
1 Form 88(2)'s – Return of Allotment of	8,680 Shares registered on 18.08.04
1 Form 88(2)'s – Return of Allotment of	2,500 Shares registered on 19.08.04
1 Form 88(2)'s – Return of Allotment of	10,313 Shares registered on 20.08.04
1 Form 88(2)'s – Return of Allotment of	10,500 Shares registered on 23.08.04
1 Form 88(2)'s – Return of Allotment of	9,741 Shares registered on 25.08.04
1 Form 88(2)'s – Return of Allotment of	25,727 Shares registered on 26.08.04
1 Form 88(2)'s – Return of Allotment of	2,234 Shares registered on 27.08.04
1 Form 88(2)'s – Return of Allotment of	366 Shares registered on 31.08.04

I would be grateful if you could acknowledge receipt by stamping the enclosed copy of this letter and return in the envelope provided. Also enclosed is an international coupon for the cost this will entail.

Yours faithfully

pp Kenny Melville
Company Secretarial Manager

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Announcement Details

Company	Headline	Embargo	Last Update
HBOS PLC	Statement re. Press Comment		08:56 2 Aug 04

Full Announcement Text

HBOS plc ("HBOS") notes the recent press speculation regarding Abbey National plc ("Abbey"). is in the preliminary stages of reviewing whether a combination with Abbey could be in the be stakeholders.

This review may, or may not, lead to an offer.

END

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Company	Headline	Embargo	Last Update
HBOS PLC	Director Shareholding	11:17 3 Aug 04	11:17 3 Aug 04

Full Announcement Text

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

HBOS plc Employee Trust Limited (the 'Trustee')

The Company received notification on 2 August 2004 that the following transactions had been carried out by the Trustee:-

a. on 12 July 2004, 51 ordinary shares of 25p each were released;
b. on 29 July 2004, 4,149 ordinary shares of 25p each were purchased at the price of £7.058, and 875 ordinary shares of 25p each were released; and
c. on 2 August 2004, 5,300 ordinary shares of 25p each were released.

The Executive Directors remain beneficiaries and so interested, along with other participants, in 5,599,258 shares still held by the Trustee, and had no role in making any decision regarding these transactions.

END

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Announcement Details

Company	Headline	Embargo	Last Update
HBOS PLC	Rule 8 - Abbey National plc		13:54 3 Aug 04

Full Announcement Text

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate class of securities in which dealings have been made.

Date of Disclosure

............................03/08/2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEO MERGERS

Date of dealing

.......................28/07/2004......................................

Dealing in (name of company)

...Abbey National plc..............

1. Class of securities (eg ordinary shares)

.........Ord 10p...

2.

Amount bought	Amount Sold	Price per unit
	1,900	£5.67
	560	£5.6675

3. Resultant total of the same class owned or controlled (and percentage of class)

.........21,181,396...........(1.435%)

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of r securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 8671...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of own owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associa or of the offeree company in relation to relevant securities, details of such arrangement mu as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a she disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated b the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relation exist in an offer. The term associate is intended to cover all persons (whether or not acting directly or indirectly own or deal in the shares of an offeror or the offeree company in an of have (in addition to their normal interests as shareholders) an interest or potential interest, commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally includ following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries associated companies, and companies of which such companies are associated com purpose ownership or control of 20% or more of the equity share capital of a compan the test of associated company status);*

(2) banks and financial and other professional advisers (including stockbrokers) to a offeree company or any company covered in (1), including persons controlling#, con under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, th company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in

(5) any investment company, unit trust or other person whose investments an assoc a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree compan person who as a result of any transaction owns or controls 5% or more. When two o act pursuant to an agreement or understanding (formal or informal) to acquire or con securities, they will be deemed to be a single person for the purpose of this paragrap securities managed on a discretionary basis by an investment management group w otherwise agreed by the Panel, also be deemed to be those of a single person (see 8); and

(7) a company having a material trading arrangement with an offeror or the offeree c

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an provision of normal commercial banking services or such activities in connection with the o confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relati an offer, do not include an organisation which has stood down, because of a conflict of inte otherwise, from acting for that party in connection with the offer if the organisation is to hav involvement with that party during the offer, the Panel must be consulted. Unless the Pane the involvement is entirely unconnected with the offer, the above exclusion will not normal

 # The normal test for whether a person is controlled by, controls or is under the same cont person will be by reference to the definition of control contained in the Code. There may b circumstances which the Panel will regard as giving rise to such a relationship (eg where a equity share capital is owned by another person who does not have a majority of the votin cases of doubt, the Panel should be consulted.

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Announcement Details

Company	Headline	Embargo	Last Update
HBOS PLC	Rule 8 - Abbey National plc		14:00 3 Aug 04

Full Announcement Text

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separa
class of securities in which dealings h

Date of Disclosure

............................03/08/2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEO MERGERS

Date of dealing

......................30/07/2004....................................

Dealing in (name of company)

...Abbey National plc..............

1. Class of securities (eg ordinary shares)

.........Ord 10p...

2.

Amount bought	Amount Sold	Price per unit
	400	£5.6675

3. Resultant total of the same class owned or controlled (and percentage of class)

...21,181,002.............(1.435%)

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of r securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 8671...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of own owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associa or of the offeree company in relation to relevant securities, details of such arrangement mu as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a she disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated b the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relation exist in an offer. The term associate is intended to cover all persons (whether or not acting directly or indirectly own or deal in the shares of an offeror or the offeree company in an of have (in addition to their normal interests as shareholders) an interest or potential interest, commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally includ following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries associated companies, and companies of which such companies are associated com purpose ownership or control of 20% or more of the equity share capital of a compan the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to a offeree company or any company covered in (1), including persons controlling#, con*

under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, th company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in

(5) any investment company, unit trust or other person whose investments an assoc a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree compan person who as a result of any transaction owns or controls 5% or more. When two o act pursuant to an agreement or understanding (formal or informal) to acquire or con securities, they will be deemed to be a single person for the purpose of this paragrap securities managed on a discretionary basis by an investment management group w otherwise agreed by the Panel, also be deemed to be those of a single person (see 8); and

(7) a company having a material trading arrangement with an offeror or the offeree c

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an provision of normal commercial banking services or such activities in connection with the o confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relati an offer, do not include an organisation which has stood down, because of a conflict of inte otherwise, from acting for that party in connection with the offer if the organisation is to hav involvement with that party during the offer, the Panel must be consulted. Unless the Pane the involvement is entirely unconnected with the offer, the above exclusion will not normal

 # The normal test for whether a person is controlled by, controls or is under the same cont person will be by reference to the definition of control contained in the Code. There may b circumstances which the Panel will regard as giving rise to such a relationship (eg where a equity share capital is owned by another person who does not have a majority of the votin cases of doubt, the Panel should be consulted.

Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 2.10 Announcement
Released	16:33 03-Aug-04
Number	5841B

HBOS plc

Rule 2.10 Announcement – Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, HBOS plc ('HBOS') confirms that, as at close of business on 2 August 2004, it had in issue 3,890,866,830 (including those represented by ADRs) ordinary shares of 25 pence each ('HBOS Shares').

The International Securities Identification Number for the HBOS Shares is GB0030587504.

Contact details:

Gail Stivey, Company Secretarial Manager

0131 243 8671

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Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Hx House Price Index July2004
Released	08:00 04-Aug-04
Number	5862B

Halifax House Price Index

National Index **July 2004**

All Houses, All Buyers Index (1983=100)

Index (seasonally adjusted) **523.8** Monthly Change **1.3%** Annual Change **22.1%**

Standardised Average Price (seasonally adjusted) **£161,831**

Key Points

- House prices increased by 1.3% in July, which was very similar to the increase in June (1.2%). June and July's gains were significantly below the average monthly increase of over 2% during the preceding six months. The average UK house price rose above the £160,000 mark for the first time in July 2004 to £161,831. This is more than double the average UK house price of £78,055 five years' ago (July 1999).

- Recent interest rate increases and constraints on first time buyer affordability are likely to temper house price growth over the remainder of 2004 and into 2005. The fundamentals

remain in place, however. A combination of a strong economy, a healthy labour market, below average interest rates, along with longer- term supply shortages, should continue to underpin the market.

- Other indicators seem to be stabilising. The number of mortgages approved for house purchases in June, while still above the five-year average, was down 14% from the peak in December 2003, according to the latest Bank of England data. Market surveys point to a moderation in buyer interest and an increase in the number of sales instructions. First-time buyer numbers also remain low by historical standards.

- Over the year to June 2004, terraced properties were the best performing type of property with prices rising by 23%. Regionally, terraced house prices in Wales have risen the most and are up by 39%. By age of property, dwellings built before 1919 have seen the biggest price increases, with an average price rise of 23% over the year.

- Detached houses are the most expensive property type and trade at a premium of 53% to the average property price. The premium is highest in percentage terms in London (110%) and the North West (70%) and smallest in East Anglia (35%) and Northern Ireland (42%).

Commenting, Martin Ellis, Chief Economist, said:

"House prices grew by 1.3% in July, which was very similar to June's 1.2% rise. The house price gains in June and July represent a clear step down from the 2.0% plus monthly price growth seen, on average, in the preceding six months. These figures, along with other housing indicators, suggest that the market may be slowing.

Added to this, there is likely to be a lag between when interest rate increases are announced and when their effects flow through to the housing market. It seems clear we have not yet seen the full impact of the Bank of England's recent rate moves on the property market. Accordingly, we expect the series of rate rises since late last year to continue to act as a brake on house price growth over the coming months.

The average UK house price broke through the £160,000 price barrier in July. As a result, there has been a more than doubling in prices over the past five years when the average price was below £80,000. While this is good news for existing home owners and has significantly strengthened many households' financial position, it also highlights the growing hurdles facing potential first times buyers as they try to purchase a property."

NOTE: The 22.1% number is the quarterly year-on-year figure. This figure provides a much better picture of underlying trends compared to a monthly year-on-year number as it smoothes out any short-term fluctuations.

The Halifax House Price Index is prepared from information that we believe is collated with care, but we do not make any statement as to its accuracy or completeness. We reserve the right to vary our methodology and to edit or discontinue the indices at any time for regulatory or other reasons. Persons seeking to place reliance on the indices for their own or third party commercial purposes do so at their own risk.

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Company	Headline	Embargo	Last Update
HBOS PLC	Rule 8 - HBOS plc		11:47 4 Aug 04

Full Announcement Text

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separa
class of securities in which dealings h

Date of Disclosure

..............................04/08/2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEO MERGERS

Date of dealing

........................03/08/2004......................................

Dealing in (name of company)

...HBOS plc..............

1. Class of securities (eg ordinary shares)

.........Ord 25p..

2.

Amount bought	Amount Sold	Price per unit
	20	£6.986

3. Resultant total of the same class owned or controlled (and percentage of class)

.........34,968,603..........(0.899%)

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

YES

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

...1..

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of r securities dealt in)

NO

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 8671..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of own owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associa or of the offeree company in relation to relevant securities, details of such arrangement mu as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a she disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated b the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relation exist in an offer. The term associate is intended to cover all persons (whether or not acting directly or indirectly own or deal in the shares of an offeror or the offeree company in an of have (in addition to their normal interests as shareholders) an interest or potential interest, commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally includ following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries associated companies, and companies of which such companies are associated com purpose ownership or control of 20% or more of the equity share capital of a compan the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to a offeree company or any company covered in (1), including persons controlling#, con*

under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, th company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in

(5) any investment company, unit trust or other person whose investments an assoc a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree compan person who as a result of any transaction owns or controls 5% or more. When two o act pursuant to an agreement or understanding (formal or informal) to acquire or con securities, they will be deemed to be a single person for the purpose of this paragrap securities managed on a discretionary basis by an investment management group w otherwise agreed by the Panel, also be deemed to be those of a single person (see 8); and

(7) a company having a material trading arrangement with an offeror or the offeree c

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an provision of normal commercial banking services or such activities in connection with the o confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relati an offer, do not include an organisation which has stood down, because of a conflict of inte otherwise, from acting for that party in connection with the offer if the organisation is to hav involvement with that party during the offer, the Panel must be consulted. Unless the Pane the involvement is entirely unconnected with the offer, the above exclusion will not normal

 # The normal test for whether a person is controlled by, controls or is under the same cont person will be by reference to the definition of control contained in the Code. There may b circumstances which the Panel will regard as giving rise to such a relationship (eg where a equity share capital is owned by another person who does not have a majority of the votin cases of doubt, the Panel should be consulted.

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Announcement Details

Company	Headline	Embargo	Last Update
HBOS PLC	Rule 8 - HBOS plc		14:01 4 Aug 04

Full Announcement Text

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate class of securities in which dealings have been made.

Date of Disclosure

.............................04/08/2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEO MERGERS

Date of dealing

.......................02/08/2004.....................................

Dealing in (name of company)

...HBOS plc..............

1. Class of securities (eg ordinary shares)

.........Ord 25p..

2.

Amount bought	Amount Sold	Price per unit
	2,000	£6.99

3. Resultant total of the same class owned or controlled (and percentage of class)

.........34,968,623...........(0.899%)

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

YES

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

...1..

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of r securities dealt in)

NO

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 8671...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of own owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associa or of the offeree company in relation to relevant securities, details of such arrangement mu as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a she disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated b the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relation exist in an offer. The term associate is intended to cover all persons (whether or not acting directly or indirectly own or deal in the shares of an offeror or the offeree company in an of have (in addition to their normal interests as shareholders) an interest or potential interest, commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally includ following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries associated companies, and companies of which such companies are associated com purpose ownership or control of 20% or more of the equity share capital of a compan the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to a offeree company or any company covered in (1), including persons controlling#, con*

under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, th company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in

(5) any investment company, unit trust or other person whose investments an assoc a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree compan person who as a result of any transaction owns or controls 5% or more. When two o act pursuant to an agreement or understanding (formal or informal) to acquire or con securities, they will be deemed to be a single person for the purpose of this paragrap securities managed on a discretionary basis by an investment management group w otherwise agreed by the Panel, also be deemed to be those of a single person (see 8); and

(7) a company having a material trading arrangement with an offeror or the offeree c

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an provision of normal commercial banking services or such activities in connection with the o confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relati an offer, do not include an organisation which has stood down, because of a conflict of inte otherwise, from acting for that party in connection with the offer if the organisation is to hav involvement with that party during the offer, the Panel must be consulted. Unless the Pane the involvement is entirely unconnected with the offer, the above exclusion will not normal

 # The normal test for whether a person is controlled by, controls or is under the same cont person will be by reference to the definition of control contained in the Code. There may b circumstances which the Panel will regard as giving rise to such a relationship (eg where a equity share capital is owned by another person who does not have a majority of the votin cases of doubt, the Panel should be consulted.

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	14:36 04-Aug-04
Number	6145B

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby

Brian Ivory

John Maclean

George Mitchell

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

The shares disposed of were sold, in terms of the Rules of the Scheme, on the instruction of employees participating in the Scheme who were beneficially entitled to such shares and the Directors had no role in making any decision to sell.

7) Number of shares/amount of stock acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: 111

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: 704.56p

13) Date of transaction: 3 August 2004

14) Date company informed: 3 August 2004

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

2,219,879 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.057%

Contact Details:

Nicola Moodie

Company Secretarial Assistant

Tel: 0131 243 5486

END

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Announcement Details

Company	Headline	Embargo	Last Update
HBOS PLC	Rule 8 - HBOS plc		11:52 5 Aug 04

Full Announcement Text

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate class of securities in which dealings have been made.

Date of Disclosure

..............................05/08/2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEO MERGERS

Date of dealing

........................04/08/2004......................................

Dealing in (name of company)

...HBOS plc..............

1. Class of securities (eg ordinary shares)

.........Ord 25p..

2.

Amount bought	Amount Sold	Price per unit
534		£6.9211
	5,960	£6.925

3. Resultant total of the same class owned or controlled (and percentage of class)

.........34,963,177..........(0.899%)

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

YES

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

...1...

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of r securities dealt in)

NO

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 8671..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of own owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associa or of the offeree company in relation to relevant securities, details of such arrangement mu as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a she disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated b the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relation exist in an offer. The term associate is intended to cover all persons (whether or not acting directly or indirectly own or deal in the shares of an offeror or the offeree company in an of have (in addition to their normal interests as shareholders) an interest or potential interest, commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally includ following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries associated companies, and companies of which such companies are associated com purpose ownership or control of 20% or more of the equity share capital of a compan the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to a offeree company or any company covered in (1), including persons controlling#, con under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, th company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in

(5) any investment company, unit trust or other person whose investments an assoc a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree compan person who as a result of any transaction owns or controls 5% or more. When two o act pursuant to an agreement or understanding (formal or informal) to acquire or con securities, they will be deemed to be a single person for the purpose of this paragrap securities managed on a discretionary basis by an investment management group w otherwise agreed by the Panel, also be deemed to be those of a single person (see 8); and

(7) a company having a material trading arrangement with an offeror or the offeree c

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate within (1)-(7).

8. Other.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an provision of normal commercial banking services or such activities in connection with the o confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relati an offer, do not include an organisation which has stood down, because of a conflict of inte otherwise, from acting for that party in connection with the offer if the organisation is to hav involvement with that party during the offer, the Panel must be consulted. Unless the Pane the involvement is entirely unconnected with the offer, the above exclusion will not normal

 # The normal test for whether a person is controlled by, controls or is under the same cont person will be by reference to the definition of control contained in the Code. There may b circumstances which the Panel will regard as giving rise to such a relationship (eg where a equity share capital is owned by another person who does not have a majority of the votin cases of doubt, the Panel should be consulted.

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 2.10 Announcement
Released	09:43 06-Aug-04
Number	7060B

HBOS plc

Rule 2.10 Announcement – Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, HBOS plc ('HBOS') confirms that, as at close of business on 5 August 2004, it had in issue 3,890,932,680 (including those represented by ADRs) ordinary shares of 25 pence each ('HBOS Shares').

The International Securities Identification Number for the HBOS Shares is GB0030587504.

Contact details:

Gail Stivey, Company Secretarial Manager

0131 243 8671

END

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Announcement Details

Company	Headline	Embargo	Last Update
HBOS PLC	Rule 8 - HBOS plc		11:45 6 Aug 04

Full Announcement Text

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separat class of securities in which dealings have been made.

Date of Disclosure

.............................06/08/2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKE(MERGERS

Date of dealing

.......................04/08/2004......................................

Dealing in (name of company)

...HBOS plc..............

1. Class of securities (eg ordinary shares)

.........Ord 25p..

2.

Amount bought	Amount Sold	Price per unit
	2,500	£6.940

3. Resultant total of the same class owned or controlled (and percentage of class)

.........34,960,678..........(0.899%)

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

YES

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

...1..

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of th securities dealt in)

NO

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

....

.........34,960,678...........(0.899%)

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

YES

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

...1..

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of r
securities dealt in)

NO

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 8671..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of own owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associ or of the offeree company in relation to relevant securities, details of such arrangement m as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a she disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relation exist in an offer. The term associate is intended to cover all persons (whether or not actin directly or indirectly own or deal in the shares of an offeror or the offeree company in an o have (in addition to their normal interests as shareholders) an interest or potential interest commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally incluc following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries associated companies, and companies of which such companies are associated co purpose ownership or control of 20% or more of the equity share capital of a compa the test of associated company status);*

(2) banks and financial and other professional advisers (including stockbrokers) to a offeree company or any company covered in (1), including persons controlling#, con under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, t company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in

(5) any investment company, unit trust or other person whose investments an assoc a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree compar person who as a result of any transaction owns or controls 5% or more. When two o act pursuant to an agreement or understanding (formal or informal) to acquire or co securities, they will be deemed to be a single person for the purpose of this paragra securities managed on a discretionary basis by an investment management group w otherwise agreed by the Panel, also be deemed to be those of a single person (see 8); and

(7) a company having a material trading arrangement with an offeror or the offeree c

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associat within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an provision of normal commercial banking services or such activities in connection with the confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relat an offer, do not include an organisation which has stood down, because of a conflict of int otherwise, from acting for that party in connection with the offer if the organisation is to ha involvement with that party during the offer, the Panel must be consulted. Unless the Pan the involvement is entirely unconnected with the offer, the above exclusion will not norma

 # The normal test for whether a person is controlled by, controls or is under the same con person will be by reference to the definition of control contained in the Code. There may b circumstances which the Panel will regard as giving rise to such a relationship (eg where equity share capital is owned by another person who does not have a majority of the votir cases of doubt, the Panel should be consulted.

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 2.10 Announcement
Released	11:21 09-Aug-04
Number	7603B

HBOS plc

Rule 2.10 Announcement – Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, HBOS plc ('HBOS') confirms that, as at close of business on 6 August 2004, it had in issue 3,890,939,491 (including those represented by ADRs) ordinary shares of 25 pence each ('HBOS Shares').

The International Securities Identification Number for the HBOS Shares is GB0030587504.

Contact details:

Kenny Melville, Company Secretarial Manager

0131 243 8671

END

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Announcement Details

Company	Headline	Embargo	Last Update
HBOS PLC	Rule 8 - HBOS plc		11:28 9 Aug 04

Full Announcement Text

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separat class of securities in which dealings have been made.

Date of Disclosure

............................09/08/2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKE(MERGERS

Date of dealing

......................05/08/2004......................................

Dealing in (name of company)

...HBOS plc..............

1. Class of securities (eg ordinary shares)

.........Ord 25p...

2.

Amount bought	Amount Sold	Price per unit
	100	£6.946
685		Transfer in 06/08/2004

3. Resultant total of the same class owned or controlled (and percentage of class)

.........34,961,263..........(0.899%)

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

YES

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

...1...

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of r
securities dealt in)

NO

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 8671...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of own owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associ or of the offeree company in relation to relevant securities, details of such arrangement m as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a she disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relation exist in an offer. The term associate is intended to cover all persons (whether or not acting directly or indirectly own or deal in the shares of an offeror or the offeree company in an o have (in addition to their normal interests as shareholders) an interest or potential interest commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally incluc following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries associated companies, and companies of which such companies are associated coi purpose ownership or control of 20% or more of the equity share capital of a compa*

the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to a offeree company or any company covered in (1), including persons controlling#, cor under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, t company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in

(5) any investment company, unit trust or other person whose investments an assoc a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree compar person who as a result of any transaction owns or controls 5% or more. When two o act pursuant to an agreement or understanding (formal or informal) to acquire or cor securities, they will be deemed to be a single person for the purpose of this paragra securities managed on a discretionary basis by an investment management group w otherwise agreed by the Panel, also be deemed to be those of a single person (see 8); and

(7) a company having a material trading arrangement with an offeror or the offeree c

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associat within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an provision of normal commercial banking services or such activities in connection with the confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relat an offer, do not include an organisation which has stood down, because of a conflict of int otherwise, from acting for that party in connection with the offer if the organisation is to ha involvement with that party during the offer, the Panel must be consulted. Unless the Pan the involvement is entirely unconnected with the offer, the above exclusion will not norma

The normal test for whether a person is controlled by, controls or is under the same con person will be by reference to the definition of control contained in the Code. There may b circumstances which the Panel will regard as giving rise to such a relationship (eg where equity share capital is owned by another person who does not have a majority of the votir cases of doubt, the Panel should be consulted.

END

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Last Refreshed At 14:27 Mon, Sep 6 2004 UK Time

View Announcement

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
HBOS PLC	Rule 2.10 Announcement		10:07 10 Aug 04		

Full Announcement Text

HBOS plc

Rule 2.10 Announcement – Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, HBOS plc ('HBOS') confirms that, as at close of business on 9 August 2004, it had in issue 3,890,942,963 (including those represented by ADRs) ordinary shares of 25 pence each ('HBOS Shares').

The International Securities Identification Number for the HBOS Shares is GB0030587504.

ntact details:

nny Melville, Company Secretarial Manager

31 243 8671

---

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View Announcement

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
HBOS PLC	Director Shareholding		11:02 10 Aug 04		

Full Announcement Text

---

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby

Brian Ivory

John Maclean

George Mitchell

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

The shares disposed of were sold, in terms of the Rules of the Scheme, on the instruction from the beneficiary of a member of staff who has died. The Directors had no role in making any decision to sell.

7) Number of shares/amount of stock acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: 27

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: 676.62p

13) Date of transaction: 9 August 2004

14) Date company informed: 9 August 2004

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

2,219,852 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.057%

Contact Details:

Nicola Moodie

Company Secretarial Assistant

Tel: 0131 243 5486

END

---

status list

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	02	08	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,214	3,756	3,900
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	654.0p	655.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees

(List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited	Ordinary	8,970
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name: Mrs Jill Rae	Ordinary	2,400
Address: 33 Johnston Crescent, Dunfermline, Fife		
UK postcode: KY11 3BS		
Name: Mrs Sally Jane Cocks	Ordinary	1,500
Address: 22 Coldingham Place, Dunfermline, Fife		
UK postcode: KY12 7XL		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 3/8/4

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	03	08	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	8,399	7,354	5,500
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	654.0p	655.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 15,753
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name: Gary John Raynal	Class of shares allotted: Ordinary	Number allotted: 5,500
Address: 103 Watchouse Road Galleywood Chelmsford Essex		
UK postcode: CM2 8LT		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed Deputy [signature] Date 3/8/4

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel

DX number DX exchange

coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	04	08	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,848	3,366	581
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	654.0p	537.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	04	08	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	595	4,690	2,647
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	410.0p	562.0p	597.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	04	08	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	855		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	574.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited Address: Trinity Road Halifax West Yorkshire UK postcode: HX1 2RG	Ordinary	6,214
Name: Halifax Nominees Limited Address: Trinity Road Halifax West Yorkshrie UK postcode: HX1 2RG	Ordinary	3,186
Name: See separate schedules attached Address: UK postcode:	Ordinary	6,182
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 3

Signed [signature] Date 10/8/4

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

HBOS Plc Sharesave Exercise
Early Leaver Closure Schedule

Shares to Individual 4th August 2004

Mrs Joyce Chivers 4 Hunters Lodge Catisfield FAREHAM Hants PO15 5NF	**287**
Joan E Morrison **7 Moray Place Bishopbriggs** **GLASGOW** **G64 1EP**	**191**
Joan E Morrison **7 Moray Place Bishopbriggs** **GLASGOW** **G64 1EP**	**75**
Mr Robert Nathan Twin Oaks 32 Links Drive BOREHAMWOOD Herts WD6 3PS	**591**
Miss Sophie Newcombe 25 Holme Court TORQUAY TQ1 1QR	**554**
Miss Sophie Newcombe 25 Holme Court TORQUAY TQ1 1QR	**156**
Mr Matthew Joseph Pursey 32 Barrow Bridge Road Bocton BOLTON BL1 7NJ	**348**
Mrs Paula Reid Castle Cottage Little Heath Road Littleton CHESTER CH3 7DW	**82**
Mr Philip Stone	**1479**

27 Halland Way
NORTHWOOD
Middx HA6 2BY

Mrs Margaret Jean Winter **143**
Orchard Close
Approach Road
Shepherdswell
DOVER
Kent CT15 7NY

Mrs Angela Wright **591**
Pen Y Lan
9 Bratch Lane
Wombourne
WOLVERHAMPTON
WV5 9AL

Mrs Angela Wright **509**
Pen Y Lan
9 Bratch Lane
Wombourne
WOLVERHAMPTON
WV5 9AL

5006

Halifax Plc Sharesave Exercise
Early Leaver Closure Schedule

Shares to Individual 4th August 2004

Mrs Joyce Chivers 4 Hunters Lodge Catisfield FAREHAM Hants PO15 5NF	**581**
Mrs Joyce Chivers 4 Hunters Lodge Catisfield FAREHAM Hants PO15 5NF	**595**
	1176

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC218813

Company Name in full HBOS plc

RECEIVED 2004 SEP 14 A 9:23 OFFICE OF THE REGISTRAR OF COMPANIES / CORPORATE FILINGS

Shares allotted (including bonus shares):

	From	To
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 05 Month 08 Year 2004	Day Month Year

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	12,500	5,279	2,182
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	655.0p	680.0p	668.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	05	08	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	9,054		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	654.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited	Ordinary	16,515
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name: See attached schedules	Ordinary	12,500
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 2

Signed [signature] Date 10/8/4

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department
The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

coform

	NHI No	Address		Postcode	No of shares allotted	Option price (p)	
Kelly	WL329239A	21 Crawfurd Road	Edinburgh	EH16 5PQ	2,500	259.83	
					3,000	535.33	
					5,500		**5,500**
Norman Turner	YM686517B	12B Spylaw Park	Edinburgh	EH13 0LP	3,000	590.67	
					3,000		**3,000**
ugust 2004						**Total**	**8,500**

yee	Name	NHI No	Address			Postcode	No of shares allotted	Option price (p)	
6	Alistair John Batchen	YT952062A	34 Highfield Road	Groby	Leicester	LE6 0GU	2,000	590.67	
							2,000		**2,000**
2	George Atanasov	JZ425775D	22 Hodgkins Mews	Stanmore	Middlesex	HA7 4FG	2,000	590.67	
							2,000		**2,000**
	4th August 2004							**Total**	**4,000**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	06	08	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,216	2,095	2,500
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	654.0p	655.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK postcode: HX1 2RG	Ordinary	4,311
Name: William George Kyle Address: 12 Murieston Vale, Livingston UK postcode: EH54 9EP	Ordinary	2,500
Name: Address: UK postcode:		
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 10/8/4

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	09	08	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,730	1,742	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	654.0p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 3,472
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 10/8/4

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

ccform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	10	08	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	298	2,794	9,527
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	218.93p	428.27p	459.47p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	10	08	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,672	2,587	2,063
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	570.00p	472.53p	655.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	10	08	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	506		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	654.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 4,932
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name: Peter James Landers	Class of shares allotted: Ordinary	Number allotted: 2,063
Address: 49 Rashwood Close, Hockley Heath, Solihull, West Midlands		
UK postcode: B94 6SD		
Name: See schedule attached	Class of shares allotted: Ordinary	Number allotted: 15,452
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed ______________________ Date 10/8/4

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

OS Number	Title	Forenames	Surname	NI no.	Address				428.27	459.47	570	472.53	Total Units
906807	Mrs	Jacqueline Ann	Murray	YT611155	54 Hillpark Drive	Birkhill	DUNDEE	DD2 5QZ	827	1285	820	137	**3069**
904485	Mr	Alan Matthew	Holland	YS647247	11 West Heather Gardens		INVERNESS	IV2 4DZ	0	0	231	0	**231**
904518	Mr	Robert Alexander	Munro	YP671095	Plumley House 122 Bradbourne Road	Sevenoaks	KENT	TN13 3QP	0	0	526	0	**526**
919614	Mrs	Suzanne	Letham	NS135052	47 Maitland Road	Kirkliston	WEST LOTHIAN	EH29 9AP	0	0	0	192	**192**
910347	Mrs	Deborah Jane	Crook	NX878238	22 Fernlea Road	Heswall	WIRRAL	CH60 5SH	0	0	0	205	**205**
905999	Mrs	Gillian	Anderson	WM341138	Annfield 63 Milton Road	Kirkcaldy	FIFE	KY1 1TL	557	642	0	0	**1199**
913685	Mrs	Barbara Elisabeth	Pratt	YM621248	12 Sorleys Brae	Dollar		FK14 7AS	0	1285	1725	0	**3010**
906014	Mrs	Lilian	Hill	YB314859	16 Bailielands	Linlithgow	WEST LOTHIAN	EH49 7SU	0	0	0	480	**480**
910695	Mrs	Sheena M	Dott	YP817175	1 Pickletullum Gardens		PERTH	PH2 0NQ	422	0	101	0	**523**
906178	Mrs	Christine Dingwall	Pringle	YM741382	7 Munro Terrace	Rosemarkie	ROSS SHIRE	IV10 8UR	148	134	103	96	**481**
915290	Mrs	Jane	Wilson	WM550233	64 Broomfield Avenue	Newton Mearns	GLASGOW	G77 5JP	0	3199	378	0	**3577**
905149	Mr	Rodger Duncan	Bulloch	YX128988	10 Durisdeer Drive	Earnock	HAMILTON STRATHCLYDE	ML3 8XB	148	194	263	147	**752**
907850	Mr	Fraser Ferguson	MacKintosh	YP975143	18 Lendal Place	East Kilbride		G75 8JU	0	0	315	0	**315**
907866	Miss	Rachel	Mackay	NR013606	16 Buchanan Crescent	Livingston	WEST LOTHIAN	EH54 7EE	0	388	210	294	**892**
									2102	**7127**	**4672**	**1551**	**15452**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	11	08	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,829	3,300	821
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	654.0p	562.0p	597.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	11	08	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	285		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	574.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
HSDL Nominees Limited	Ordinary	3,829
Address Trinity Road Halifax West Yorkshire		
UK postcode HX1 2RG		
Name	Class of shares allotted	Number allotted
Halifax Nominees Limited	Ordinary	1,417
Address Trinity Road Halifax West Yorkshire		
UK postcode HX1 2RG		
Name	Class of shares allotted	Number allotted
See separate schedule	Ordinary	2,989
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form 1

Signed [signature] Date 11/8/4

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

HBOS Plc Sharesave Exercise
Early Leaver Closure Schedule

Shares to Individual 11th August 2004

Mr Mark David Boulter 5 Withywood Gardens BRISTOL BS13 9AU	**295**
Miss Nicola Jayne Brett 173 Christleton Road CHESTER CH3 5TA	**384**
Mrs Sheena M Dott 1 Pickletullum Gardens PERTH PH2 0NQ	**85**
Mr John Arthur Fuller 17 Ligo Avenue Stoke Mandeville AYLESBURY Bucks HP22 5TY	**1252**
Mrs Patricia Nelson Restawyle Monks Hill Worlebury WESTON SUPER MARE Avon BS22 9RQ	**295**
Mr Andrew Duncan 75A Claypath DURHAM DH1 1QT	**678**
	2989

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	12	08	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	3,293	1,200	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	654.0p	655.0p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 3,293
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name: James Donaldson	Class of shares allotted: Ordinary	Number allotted: 1,200
Address: 58 Park Road Falkirk		
UK postcode: FK2 7PS		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 23/8/04

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	13	08	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	800	4,000	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	654.0p	655.0p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK postcode: HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 800
Name: Miss Pauline Anne Bradley Address: 11 Moncrieff Avenue, Lenzie, Glasgow UK postcode: G66 4NL	Class of shares allotted: Ordinary	Number allotted: 4,000
Name: Address: UK postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 23/08/04

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

6,823

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number CS218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	16 / 08 / 2004	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	3,823	3,000	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	£6.54	£6.55	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK postcode: HX1 2RG	Ordinary	3,823
Name: Mrs Pamela Elizabeth Cousin Proffitt Address: 58/4 Orchard Brae Avenue, Edinburgh UK postcode: EH4 2HN	Ordinary	3,000
Name: Address: UK postcode:		
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 23/8/04

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Susan Paton, Company Secretarial Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 8671
DX number DX exchange

3,260

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	17	08	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	760	2,500	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	654.0p	655.0p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 760
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name: Miss Karen McSherry	Class of shares allotted: Ordinary	Number allotted: 2,500
Address: 333 East 56th Street Apartment 5G New York NY 10022 USA		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 23/08/04

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	18	08	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,162	1,512	3,713
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	654.0p	410.0p	562.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	18	08	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,300	993	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	598.0p	474.0p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 2,674
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name: See separate Schedule	Class of shares allotted: Ordinary	Number allotted: 6,006
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 2

Signed [signature] Date 23/08/04

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

HBOS Plc Sharesave Exercise
Early Leaver Closure Schedule

Shares to Individual 18th August 2004

Mrs Patricia C Blaikie Blaven 40 Fergus Road KIRKCUDBRIGHT DG6 4HN	182
Miss Margaret Blain 30 Martinton Road Heathhall DUMFRIES DG1 3QS	220
Mrs Margaret Ann Graham 7 Shetland Drive GLASGOW G44 5DR	202
Mrs Pauline Hetherington Pelekireen 5 Mill Wynd Staindrop DARLINGTON DL2 3JR	368
Mr Alan Matthew Holland 11 West Heather Gardens INVERNESS IV2 4DZ	800
Mr Darren Isaacs 34 Trenchard Close Hersham WALTON ON THAMES KT12 5QT	348

Mr Steve Jack
26 Home Close
HARLOW
Essex CM20 3PB 348

Mr Matthew Angus Lawson
Anden Villa
24 Raith Gardens
KIRKCALDY Fife KY2 5NJ 586

Mrs Margaret S Mulligan
9 Aldenham Avenue
RADLETT
Herts WD7 8HZ 39

Mr Alan R Nutt
19 Willow Grove
DUNFERMLINE
Fife KY11 8BB 304

Mr William Paterson Orr
Lochy Faulds
DOLLAR
Clackmannanshire FK14 7PL 427

Mr Alan Keith Porter
12 Walton Dene
AYLESBURY
Bucks HP21 7LQ 706

Mrs Kirsty Janine Tomlinson
6 Leaders Close Wingrave
AYLESBURY
Bucks HP22 4QJ 1476

2,500

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

RECEIVED 2004 SEP 14 A 9:30 OFFICE OF THE REGISTRAR OF COMPANIES

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	19	08	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,500		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	655.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: Paul Raymond Jordan	Ordinary	2,500
Address: 12 Wharton Hall Wharton Road Winsford Cheshire		
UK postcode: CW7 3RH		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 23/08/04

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

10,313

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	20	08	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	3,313	7,000	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	654.0p	655.0p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 3,313
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name: John Charles Callan	Class of shares allotted: Ordinary	Number allotted: 7,000
Address: The Chimneys The Old Warren Broughton nr Chester		
UK postcode: CH4 0EG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ____________________ Date 23/08/04

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

10,500

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	23	08	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	10,500		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	655.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Ian Garrett Mitchelmore	Class of shares allotted: Ordinary	Number allotted: 5,000
Address: 24 Scotts Lane Shortlands Bromley Kent		
UK postcode: BR2 0LL		
Name: David Francis Bell	Class of shares allotted: Ordinary	Number allotted: 5,500
Address: 154 Newbridge Road Bath		
UK postcode: BA1 3LE		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 26/08/04

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	25	08	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,900	2,481	651
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	655.0p	562.0p	598.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	25 / 08 / 2004	

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	709		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	574.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: David Eric Cowie	Class of shares allotted: Ordinary	Number allotted: 5,900
Address: 33 Queen Margaret Close Fairmilehead Edinburgh		
UK postcode: EH10 7EE		
Name: Halifax Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 358
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name: See attached schedule	Class of shares allotted: Ordinary	Number allotted: 3,483
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 26/08/04

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

coform

HBOS Plc Sharesave Exercise
Early Leaver Closure Schedule

Shares to Individual 25th August 2004

Mr Max Asquilino Flat A 96 Goldhawk Road LONDON W12 8HD	348
Mr Thomas Costello The Claddagh Shay Lane Oscroft CHESTER CH3 8NW	496
Mr Philip M Gidlow 7 Bumblehole Meadows Wombourne WOLVERHAMPTON WV5 8BG	930
Mr Stuart John Robert Seaby 96 Chapman Square LONDON SW19 5QW	1339
Mr John Abercromby Trouten 79 Caroline Park Mid Calder LIVINGSTON West Lothian EH53 0SJ	370

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	26	08	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	4,727	21,000	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	654.0p	655.0p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 4,727
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name: Mrs Evelyn Anne Hocking	Class of shares allotted: Ordinary	Number allotted: 6,200
Address: 66 Sandpit Lane St Albans Hertfordshire		
UK postcode: AL4 0BX		
Name: Matthew Angus Lawson	Class of shares allotted: Ordinary	Number allotted: 14,800
Address: Anden Villa 24 Raith Gardens Kirkcaly Fife		
UK postcode: KY2 5NJ		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed Derek [signature] Date 1/9/4

A ~~director~~ / secretary / administrator / ~~administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

2,234

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

RECEIVED 2004 SEP 14 A 9:20 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	27 / 08 / 2004	

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,234		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	654.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited Address: Trinity Road Halifax West Yorkshire UK postcode: HX1 2RG	Ordinary	2,234
Name: Address: UK postcode:		
Name: Address: UK postcode:		
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed Deputy ... Date 1/9/4

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

366

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	31	08	2004			

Class of shares (*ordinary or preference etc*)	Ordinary		
Number allotted	366		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.54		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited	Ordinary	366
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______ Date 1/9/4

A ~~director~~ / ~~secretary~~ DEPUTY / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Susan Paton, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 8671
DX number DX exchange

coform

ı Announcement

status list

ıncement Details

pany	Headline	Embargo	Last Update	Add Dist	Replaces
; PLC	Rule 2.10 Announcement		09:38 11 Aug 04		

nnouncement Text

)S plc

e 2.10 Announcement – Relevant Securities in Issue

ccordance with Rule 2.10 of the City Code on Takeovers and Mergers, HBOS plc ('HBOS') confirms , as at close of business on 10 August 2004, it had in issue 3,890,965,410 (including those esented by ADRs) ordinary shares of 25 pence each ('HBOS Shares').

International Securities Identification Number for the HBOS Shares is GB0030587504.

tact details:

ny Melville, Company Secretarial Manager

1 243 8671

status list

View Announcement

Announcement Details

Company	Headline	Embargo	Last Update
HBOS PLC	Rule 8 - HBOS plc		11:31 11 Aug 04

Full Announcement Text

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separat
class of securities in which dealings have been made.

Date of Disclosure

.............................11/08/2004

**DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKE(
MERGERS**

Date of dealing

.......................10/08/2004.....................................

Dealing in (name of company)

...HBOS plc..............

1. Class of securities (eg ordinary shares)

.........Ord 25p..

2.

Amount bought	Amount Sold	Price per unit
9,429		£6.760
817		Transfer in 10/08/2004

3. Resultant total of the same class owned or controlled (and percentage of class)

.........34,971,487..........(0.899%)

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

YES

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

...1...

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of r
securities dealt in)

NO

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 8671..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owr owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associ or of the offeree company in relation to relevant securities, details of such arrangement m as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a she disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relatior exist in an offer. The term associate is intended to cover all persons (whether or not actin directly or indirectly own or deal in the shares of an offeror or the offeree company in an o have (in addition to their normal interests as shareholders) an interest or potential interest commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally incluc following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries associated companies, and companies of which such companies are associated co purpose ownership or control of 20% or more of the equity share capital of a compa

the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to a offeree company or any company covered in (1), including persons controlling#, con under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, t company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in

(5) any investment company, unit trust or other person whose investments an assoc a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree compar person who as a result of any transaction owns or controls 5% or more. When two o act pursuant to an agreement or understanding (formal or informal) to acquire or cor securities, they will be deemed to be a single person for the purpose of this paragra securities managed on a discretionary basis by an investment management group w otherwise agreed by the Panel, also be deemed to be those of a single person (see 8); and

(7) a company having a material trading arrangement with an offeror or the offeree c

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associat within (1)-(7).

8. Other.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an provision of normal commercial banking services or such activities in connection with the confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relat an offer, do not include an organisation which has stood down, because of a conflict of int otherwise, from acting for that party in connection with the offer if the organisation is to ha involvement with that party during the offer, the Panel must be consulted. Unless the Pan the involvement is entirely unconnected with the offer, the above exclusion will not norma

 # The normal test for whether a person is controlled by, controls or is under the same con person will be by reference to the definition of control contained in the Code. There may b circumstances which the Panel will regard as giving rise to such a relationship (eg where equity share capital is owned by another person who does not have a majority of the votin cases of doubt, the Panel should be consulted.

London STOCK EXCHANGE

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w Announcement

status list

uncement Details

npany	Headline	Embargo	Last Update	Add Dist	Replaces
S PLC	Rule 2.10 Announcement		10:08 12 Aug 04		

Announcement Text

OS plc

e 2.10 Announcement – Relevant Securities in Issue

ccordance with Rule 2.10 of the City Code on Takeovers and Mergers, HBOS plc ('HBOS') confirms , as at close of business on 11 August 2004, it had in issue 3,890,973,645 (including those resented by ADRs) ordinary shares of 25 pence each ('HBOS Shares').

International Securities Identification Number for the HBOS Shares is GB0030587504.

ntact details:

nny Melville, Company Secretarial Manager

1 243 8671

---

status list

View Announcement

Announcement Details

Company	Headline	Embargo	Last Update
HBOS PLC	Rule 8 - HBOS plc		11:48 12 Aug 04

Full Announcement Text

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separat class of securities in which dealings have been made.

Date of Disclosure

..............................12/08/2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKE MERGERS

Date of dealing

.......................11/08/2004.......................................

Dealing in (name of company)

...HBOS plc...............

1. Class of securities (eg ordinary shares)

.........Ord 25p...

2.

Amount bought	Amount Sold	Price per unit
22,060		£6.630
	425	£6.660
53		£6.6661

3. Resultant total of the same class owned or controlled (and percentage of class)

.........34,993,176..........(0.899%)

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

YES

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

...1..

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of r securities dealt in)

NO

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 8671...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owr owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associ or of the offeree company in relation to relevant securities, details of such arrangement m as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a she disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relation exist in an offer. The term associate is intended to cover all persons (whether or not actin directly or indirectly own or deal in the shares of an offeror or the offeree company in an o have (in addition to their normal interests as shareholders) an interest or potential interest commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally incluc following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries associated companies, and companies of which such companies are associated co purpose ownership or control of 20% or more of the equity share capital of a compa*

the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to a offeree company or any company covered in (1), including persons controlling#, con under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, t company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in

(5) any investment company, unit trust or other person whose investments an assoc a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree compar person who as a result of any transaction owns or controls 5% or more. When two o act pursuant to an agreement or understanding (formal or informal) to acquire or co securities, they will be deemed to be a single person for the purpose of this paragra securities managed on a discretionary basis by an investment management group w otherwise agreed by the Panel, also be deemed to be those of a single person (see 8); and

(7) a company having a material trading arrangement with an offeror or the offeree c

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associat within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an provision of normal commercial banking services or such activities in connection with the confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relat an offer, do not include an organisation which has stood down, because of a conflict of int otherwise, from acting for that party in connection with the offer if the organisation is to ha involvement with that party during the offer, the Panel must be consulted. Unless the Pan the involvement is entirely unconnected with the offer, the above exclusion will not norma

 # The normal test for whether a person is controlled by, controls or is under the same con person will be by reference to the definition of control contained in the Code. There may b circumstances which the Panel will regard as giving rise to such a relationship (eg where equity share capital is owned by another person who does not have a majority of the votir cases of doubt, the Panel should be consulted.

London STOCK EXCHANGE

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ew Announcement

status list

ouncement Details

mpany	Headline	Embargo	Last Update	Add Dist	Replaces
OS PLC	Rule 2.10 Announcement		10:43 13 Aug 04		

Announcement Text

OS plc

e 2.10 Announcement – Relevant Securities in Issue

ccordance with Rule 2.10 of the City Code on Takeovers and Mergers, HBOS plc ('HBOS') confirms
, as at close of business on 12 August 2004, it had in issue 3,890,978,138 (including those
resented by ADRs) ordinary shares of 25 pence each ('HBOS Shares').

International Securities Identification Number for the HBOS Shares is GB0030587504.

ntact details:

nny Melville, Company Secretarial Manager

31 243 8671

---

status list

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update
HBOS PLC	Rule 8 - HBOS plc		11:19 13 Aug 04

Full Announcement Text

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separat class of securities in which dealings have been made.

Date of Disclosure

.............................13/08/2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKE(MERGERS

Date of dealing

........................11/08/2004.....................................

Dealing in (name of company)

...HBOS plc..............

1. Class of securities (eg ordinary shares)

.........Ord 25p..

2.

Amount bought	Amount Sold	Price per unit
	760	£6.711

3. Resultant total of the same class owned or controlled (and percentage of class)

.........34,992,416..........(0.899%)

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

YES

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

...1...

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of r
securities dealt in)

NO

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 8671...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of own owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associ or of the offeree company in relation to relevant securities, details of such arrangement m as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a she disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relation exist in an offer. The term associate is intended to cover all persons (whether or not actin directly or indirectly own or deal in the shares of an offeror or the offeree company in an o have (in addition to their normal interests as shareholders) an interest or potential interest commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally incluc following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries associated companies, and companies of which such companies are associated co purpose ownership or control of 20% or more of the equity share capital of a compa*

the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to offeree company or any company covered in (1), including persons controlling#, cor under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, t company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in

(5) any investment company, unit trust or other person whose investments an assoc a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree compar person who as a result of any transaction owns or controls 5% or more. When two o act pursuant to an agreement or understanding (formal or informal) to acquire or cor securities, they will be deemed to be a single person for the purpose of this paragra securities managed on a discretionary basis by an investment management group w otherwise agreed by the Panel, also be deemed to be those of a single person (see 8); and

(7) a company having a material trading arrangement with an offeror or the offeree c

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associat within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an provision of normal commercial banking services or such activities in connection with the confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relat an offer, do not include an organisation which has stood down, because of a conflict of int otherwise, from acting for that party in connection with the offer if the organisation is to ha involvement with that party during the offer, the Panel must be consulted. Unless the Pan the involvement is entirely unconnected with the offer, the above exclusion will not norma

 # The normal test for whether a person is controlled by, controls or is under the same con person will be by reference to the definition of control contained in the Code. There may b circumstances which the Panel will regard as giving rise to such a relationship (eg where equity share capital is owned by another person who does not have a majority of the votir cases of doubt, the Panel should be consulted.

View Announcement

RECEIVING...

status list

Announcement Details

Company	Headline	Embargo	Last Update
HBOS PLC	Rule 8 - HBOS plc		11:20 13 Aug 04

Full Announcement Text

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separat class of securities in which dealings have been made.

Date of Disclosure

.............................13/08/2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKE(MERGERS

Date of dealing

.......................12/08/2004.....................................

Dealing in (name of company)

...HBOS plc..............

1. Class of securities (eg ordinary shares)

.........Ord 25p...

2.

Amount bought	Amount Sold	Price per unit
44,400		£6.750

3. Resultant total of the same class owned or controlled (and percentage of class)

.........35,036,848.........(0.900%)

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

YES

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

...1...

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of r
securities dealt in)

NO

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 8671...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of own owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associ or of the offeree company in relation to relevant securities, details of such arrangement m as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a she disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relation exist in an offer. The term associate is intended to cover all persons (whether or not actin directly or indirectly own or deal in the shares of an offeror or the offeree company in an o have (in addition to their normal interests as shareholders) an interest or potential interest commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally incluc following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries associated companies, and companies of which such companies are associated co purpose ownership or control of 20% or more of the equity share capital of a compa*

the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to ꞉ offeree company or any company covered in (1), including persons controlling#, con under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, t company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in

(5) any investment company, unit trust or other person whose investments an assoc a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree compar person who as a result of any transaction owns or controls 5% or more. When two o act pursuant to an agreement or understanding (formal or informal) to acquire or co securities, they will be deemed to be a single person for the purpose of this paragra securities managed on a discretionary basis by an investment management group w otherwise agreed by the Panel, also be deemed to be those of a single person (see 8); and

(7) a company having a material trading arrangement with an offeror or the offeree c

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associat within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an provision of normal commercial banking services or such activities in connection with the confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relat an offer, do not include an organisation which has stood down, because of a conflict of int otherwise, from acting for that party in connection with the offer if the organisation is to ha involvement with that party during the offer, the Panel must be consulted. Unless the Pan the involvement is entirely unconnected with the offer, the above exclusion will not norma

 # The normal test for whether a person is controlled by, controls or is under the same con person will be by reference to the definition of control contained in the Code. There may b circumstances which the Panel will regard as giving rise to such a relationship (eg where equity share capital is owned by another person who does not have a majority of the votin cases of doubt, the Panel should be consulted.

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uncement Details

npany	Headline	Embargo	Last Update	Add Dist	Replaces
S PLC	Rule 2.10 Announcement		09:54 16 Aug 04		

Announcement Text

OS plc

e 2.10 Announcement – Relevant Securities in Issue

ccordance with Rule 2.10 of the City Code on Takeovers and Mergers, HBOS plc ('HBOS') confirms , as at close of business on 13 August 2004, it had in issue 3,890,982,938 (including those esented by ADRs) ordinary shares of 25 pence each ('HBOS Shares').

International Securities Identification Number for the HBOS Shares is GB0030587504.

Contact details:

Kenny Melville, Company Secretarial Manager

0131 243 8671

END

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uncement Details

pany	Headline	Embargo	Last Update	Add Dist	Replaces
S PLC	Holding(s) in Company		17:19 16 Aug 04		

nnouncement Text

fication has today been received by HBOS plc from Lehman Brothers that as at 12th August 2004 man Brothers International (Europe) had an interest in 164,528,807 HBOS plc Ordinary Shares of 25p n (which represents 4.23% of the current issued Ordinary Share Capital.

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iew Announcement

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nouncement Details

ompany	Headline	Embargo	Last Update	Add Dist	Replaces
3OS PLC	Rule 2.10 Announcement		10:16 17 Aug 04		

ll Announcement Text

3OS plc

ule 2.10 Announcement – Relevant Securities in Issue

accordance with Rule 2.10 of the City Code on Takeovers and Mergers, HBOS plc ('HBOS') confirms
, as at close of business on 16 August 2004, it had in issue 3,890,989,761 (including those
esented by ADRs) ordinary shares of 25 pence each ('HBOS Shares').

nternational Securities Identification Number for the HBOS Shares is GB0030587504.

ntact details:

nny Melville, Company Secretarial Manager

31 243 8671

---

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Announcement Details

Company	Headline	Embargo	Last Update
HBOS PLC	Rule 8 - HBOS plc		11:49 17 Aug 04

Full Announcement Text

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separat class of securities in which dealings have been made.

Date of Disclosure

.............................17/08/2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKE(MERGERS

Date of dealing

.......................16/08/2004.......................................

Dealing in (name of company)

...HBOS plc..............

1. Class of securities (eg ordinary shares)

.........Ord 25p..

2.

Amount bought	Amount Sold	Price per unit
	440	£6.736
	800	£6.788
748		Transfer in

3. Resultant total of the same class owned or controlled (and percentage of class)

.........35,035,691..........(0.900%)

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

YES

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

...1...

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of r
securities dealt in)

NO

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 8671..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owr owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associ or of the offeree company in relation to relevant securities, details of such arrangement m as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a she disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relatior exist in an offer. The term associate is intended to cover all persons (whether or not actin directly or indirectly own or deal in the shares of an offeror or the offeree company in an o have (in addition to their normal interests as shareholders) an interest or potential interest commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally incluc following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries

associated companies, and companies of which such companies are associated coı purpose ownership or control of 20% or more of the equity share capital of a compa, the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to ¿ offeree company or any company covered in (1), including persons controlling#, cor under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, t company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in

(5) any investment company, unit trust or other person whose investments an assoc a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree compar person who as a result of any transaction owns or controls 5% or more. When two o act pursuant to an agreement or understanding (formal or informal) to acquire or coı securities, they will be deemed to be a single person for the purpose of this paragraj securities managed on a discretionary basis by an investment management group v otherwise agreed by the Panel, also be deemed to be those of a single person (see 8); and

(7) a company having a material trading arrangement with an offeror or the offeree (

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associat within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an provision of normal commercial banking services or such activities in connection with the confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relat an offer, do not include an organisation which has stood down, because of a conflict of int otherwise, from acting for that party in connection with the offer if the organisation is to ha involvement with that party during the offer, the Panel must be consulted. Unless the Pan the involvement is entirely unconnected with the offer, the above exclusion will not normai

 # The normal test for whether a person is controlled by, controls or is under the same con person will be by reference to the definition of control contained in the Code. There may b circumstances which the Panel will regard as giving rise to such a relationship (eg where equity share capital is owned by another person who does not have a majority of the votir cases of doubt, the Panel should be consulted.

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
HBOS PLC	Holding(s) in Company	14:30 17 Aug 04	14:30 17 Aug 04		

Full Announcement Text

Notification has today been received by HBOS plc from Cater Allen International Limited that as at 16th August 2004 Cater Allen International Limited had an interest in 134,237,746 HBOS plc Ordinary Shares of 25p each (which represents 3.45% of the current issued Ordinary Share Capital).

END

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Last Refreshed At 14:42 Mon, Sep 6 2004 UK Time

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uncement Details

npany	Headline	Embargo	Last Update	Add Dist	Replaces
S PLC	Rule 2.10 Announcement		10:24 18 Aug 04		

nnouncement Text

OS plc

e 2.10 Announcement – Relevant Securities in Issue

ccordance with Rule 2.10 of the City Code on Takeovers and Mergers, HBOS plc ('HBOS') confirms as at close of business on 17 August 2004, it had in issue 3,890,993,021 (including those esented by ADRs) ordinary shares of 25 pence each ('HBOS Shares').

International Securities Identification Number for the HBOS Shares is GB0030587504.

Contact details:

Kenny Melville, Company Secretarial Manager

0131 243 8671

END

---

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View Announcement

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Announcement Details

Company	Headline	Embargo	Last Update
HBOS PLC	Rule 8 - HBOS		11:30 18 Aug 04

Full Announcement Text

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separat class of securities in which dealings have been made.

Date of Disclosure

..............................18/08/2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKE(MERGERS

Date of dealing

.......................17/08/2004.......................................

Dealing in (name of company)

...HBOS plc..............

1. Class of securities (eg ordinary shares)

.........Ord 25p...

2.

Amount bought	Amount Sold	Price per unit
15,752		£6.810
	13,000	Transfer out

3. Resultant total of the same class owned or controlled (and percentage of class)

.........35,038,443..........(0.901%)

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

YES

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

...1..

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of r
securities dealt in)

NO

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 8671...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of own owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associ or of the offeree company in relation to relevant securities, details of such arrangement m as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a she disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relation exist in an offer. The term associate is intended to cover all persons (whether or not actin directly or indirectly own or deal in the shares of an offeror or the offeree company in an o have (in addition to their normal interests as shareholders) an interest or potential interest commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally incluc following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries

associated companies, and companies of which such companies are associated co purpose ownership or control of 20% or more of the equity share capital of a compa the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to offeree company or any company covered in (1), including persons controlling#, co under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, t company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in

(5) any investment company, unit trust or other person whose investments an assoc a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree compar person who as a result of any transaction owns or controls 5% or more. When two o act pursuant to an agreement or understanding (formal or informal) to acquire or co securities, they will be deemed to be a single person for the purpose of this paragra securities managed on a discretionary basis by an investment management group w otherwise agreed by the Panel, also be deemed to be those of a single person (see 8); and

(7) a company having a material trading arrangement with an offeror or the offeree c

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associat within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an provision of normal commercial banking services or such activities in connection with the confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relat an offer, do not include an organisation which has stood down, because of a conflict of int otherwise, from acting for that party in connection with the offer if the organisation is to ha involvement with that party during the offer, the Panel must be consulted. Unless the Pan the involvement is entirely unconnected with the offer, the above exclusion will not norma

The normal test for whether a person is controlled by, controls or is under the same con person will be by reference to the definition of control contained in the Code. There may b circumstances which the Panel will regard as giving rise to such a relationship (eg where equity share capital is owned by another person who does not have a majority of the votir cases of doubt, the Panel should be consulted.

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
HBOS PLC	Holding(s) in Company	16:00 18 Aug 04	16:00 18 Aug 04		

Full Announcement Text

Notification has today been received by HBOS plc from Cater Allen International Limited that as at 17th August 2004 Cater Allen International Limited no longer had a notifiable interest in HBOS plc Ordinary Shares of 25p each.

END

---

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ouncement

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ent Details

/	Headline	Embargo	Last Update	Add Dist	Replaces
	Rule 2.10 Announcement		11:36 19 Aug 04		

uncement Text

---

plc

.10 Announcement – Relevant Securities in Issue

ordance with Rule 2.10 of the City Code on Takeovers and Mergers, HBOS plc ('HBOS') confirms s at close of business on 18 August 2004, it had in issue 3,891,001,701 (including those ented by ADRs) ordinary shares of 25 pence each ('HBOS Shares').

ternational Securities Identification Number for the HBOS Shares is GB0030587504.

Last Refreshed At
14:43 Mon, Sep 6 2004
UK Time

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
HBOS PLC	Rule 2.10 Announcement		11:36 19 Aug 04		

Full Announcement Text

HBOS plc

Rule 2.10 Announcement – Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, HBOS plc ('HBOS') confirms that, as at close of business on 18 August 2004, it had in issue 3,891,001,701 (including those represented by ADRs) ordinary shares of 25 pence each ('HBOS Shares').

The International Securities Identification Number for the HBOS Shares is GB0030587504.

Contact details:

Kenny Melville, Company Secretarial Manager

0131 243 8671

END

---

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Announcement Details

Company	Headline	Embargo	Last Update
HBOS PLC	Rule 8 - HBOS plc		11:58 19 Aug 04

Full Announcement Text

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separat class of securities in which dealings have been made.

Date of Disclosure

............................19/08/2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKE(MERGERS

Date of dealing

.......................17/08/2004.....................................

Dealing in (name of company)

...HBOS plc..............

1. Class of securities (eg ordinary shares)

.........Ord 25p...

2.

Amount bought	Amount Sold	Price per unit
1,730		£6.79

3. Resultant total of the same class owned or controlled (and percentage of class)

.........35,040,173..........(0.901%)

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

YES

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

...1...

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of r securities dealt in)

NO

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 8671...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owr owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associ or of the offeree company in relation to relevant securities, details of such arrangement m as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a she disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relation exist in an offer. The term associate is intended to cover all persons (whether or not actin directly or indirectly own or deal in the shares of an offeror or the offeree company in an o have (in addition to their normal interests as shareholders) an interest or potential interest commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally incluc following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries

associated companies, and companies of which such companies are associated coı purpose ownership or control of 20% or more of the equity share capital of a compa. the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to ; offeree company or any company covered in (1), including persons controlling#, cor. under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, t company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in

(5) any investment company, unit trust or other person whose investments an assoc a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree compar. person who as a result of any transaction owns or controls 5% or more. When two o act pursuant to an agreement or understanding (formal or informal) to acquire or coı securities, they will be deemed to be a single person for the purpose of this paragra| securities managed on a discretionary basis by an investment management group w otherwise agreed by the Panel, also be deemed to be those of a single person (see 8); and

(7) a company having a material trading arrangement with an offeror or the offeree c

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associat within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an provision of normal commercial banking services or such activities in connection with the confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relat an offer, do not include an organisation which has stood down, because of a conflict of int otherwise, from acting for that party in connection with the offer if the organisation is to ha involvement with that party during the offer, the Panel must be consulted. Unless the Pan the involvement is entirely unconnected with the offer, the above exclusion will not norma

The normal test for whether a person is controlled by, controls or is under the same con person will be by reference to the definition of control contained in the Code. There may b circumstances which the Panel will regard as giving rise to such a relationship (eg where equity share capital is owned by another person who does not have a majority of the votir cases of doubt, the Panel should be consulted.

View Announcement

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Announcement Details

Company	Headline	Embargo	Last Update
HBOS PLC	Rule 8 - HBOS plc		11:59 19 Aug 04

Full Announcement Text

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separat class of securities in which dealings have been made.

Date of Disclosure

..............................19/08/2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKE(MERGERS

Date of dealing

.......................18/08/2004.....................................

Dealing in (name of company)

...HBOS plc..............

1. Class of securities (eg ordinary shares)

.........Ord 25p..

2.

Amount bought	Amount Sold	Price per unit
	1,650	£6.79
1		£6.798
	445	£6.780

3. Resultant total of the same class owned or controlled (and percentage of class)

.........35,038,079..........(0.900%)

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

YES

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

...1..

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of r
securities dealt in)

NO

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 8671..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of own owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associ or of the offeree company in relation to relevant securities, details of such arrangement m as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a she disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated i the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relation exist in an offer. The term associate is intended to cover all persons (whether or not actin directly or indirectly own or deal in the shares of an offeror or the offeree company in an o have (in addition to their normal interests as shareholders) an interest or potential interest commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally incluc following:—

associated companies, and companies of which such companies are associated coı purpose ownership or control of 20% or more of the equity share capital of a compa. the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to ı offeree company or any company covered in (1), including persons controlling#, cor under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, t company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in

(5) any investment company, unit trust or other person whose investments an assoc a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree compar person who as a result of any transaction owns or controls 5% or more. When two o act pursuant to an agreement or understanding (formal or informal) to acquire or coı securities, they will be deemed to be a single person for the purpose of this paragra| securities managed on a discretionary basis by an investment management group w otherwise agreed by the Panel, also be deemed to be those of a single person (see 8); and

(7) a company having a material trading arrangement with an offeror or the offeree c

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associat within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an provision of normal commercial banking services or such activities in connection with the confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relat an offer, do not include an organisation which has stood down, because of a conflict of int otherwise, from acting for that party in connection with the offer if the organisation is to ha involvement with that party during the offer, the Panel must be consulted. Unless the Pan the involvement is entirely unconnected with the offer, the above exclusion will not normal

 # The normal test for whether a person is controlled by, controls or is under the same con person will be by reference to the definition of control contained in the Code. There may b circumstances which the Panel will regard as giving rise to such a relationship (eg where equity share capital is owned by another person who does not have a majority of the votir cases of doubt, the Panel should be consulted.

View Announcement

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Announcement Details

Company	Headline	Embargo	Last Update
HBOS PLC	Rule 8 - HBOS plc		15:27 19 Aug 04

Full Announcement Text

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separat class of securities in which dealings have been made.

Date of Disclosure

.............................19/08/2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKE(MERGERS

Date of dealing

.......................18/08/2004......................................

Dealing in (name of company)

...HBOS plc..............

1. Class of securities (eg ordinary shares)

.........Ord 25p..

2.

Amount bought	Amount Sold	Price per unit
	470	£6.786

3. Resultant total of the same class owned or controlled (and percentage of class)

.........35,037,609..........(0.900%)

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

YES

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

...1...

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of r securities dealt in)

NO

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 8671..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of own owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associ or of the offeree company in relation to relevant securities, details of such arrangement m as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a she disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated i the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relation exist in an offer. The term associate is intended to cover all persons (whether or not acting directly or indirectly own or deal in the shares of an offeror or the offeree company in an o have (in addition to their normal interests as shareholders) an interest or potential interest commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally incluc following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries

associated companies, and companies of which such companies are associated coı purpose ownership or control of 20% or more of the equity share capital of a compa. the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to ‹ offeree company or any company covered in (1), including persons controlling#, cor under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, t company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in

(5) any investment company, unit trust or other person whose investments an assoc a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree compar person who as a result of any transaction owns or controls 5% or more. When two o act pursuant to an agreement or understanding (formal or informal) to acquire or coı securities, they will be deemed to be a single person for the purpose of this paragra| securities managed on a discretionary basis by an investment management group w otherwise agreed by the Panel, also be deemed to be those of a single person (see 8); and

(7) a company having a material trading arrangement with an offeror or the offeree c

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associat within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an provision of normal commercial banking services or such activities in connection with the confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relat an offer, do not include an organisation which has stood down, because of a conflict of int otherwise, from acting for that party in connection with the offer if the organisation is to ha involvement with that party during the offer, the Panel must be consulted. Unless the Pan the involvement is entirely unconnected with the offer, the above exclusion will not normaı

 # The normal test for whether a person is controlled by, controls or is under the same con person will be by reference to the definition of control contained in the Code. There may b circumstances which the Panel will regard as giving rise to such a relationship (eg where equity share capital is owned by another person who does not have a majority of the votir cases of doubt, the Panel should be consulted.

View Announcement

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Announcement Details

Company	Headline	Embargo	Last Update
HBOS PLC	Rule 8 - HBOS plc		12:03 20 Aug 04

Full Announcement Text

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separat
class of securities in which dealings have been made.

Date of Disclosure

..............................20/08/2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKE(MERGERS

Date of dealing

........................19/08/2004.......................................

Dealing in (name of company)

...HBOS plc..............

1. Class of securities (eg ordinary shares)

.........Ord 25p...

2.

Amount bought	Amount Sold	Price per unit
	787	£6.79
	21	£6.796
	11	£6.791

609 Transfer Out

3. Resultant total of the same class owned or controlled (and percentage of class)

.........35,036,181..........(0.900%)

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

YES

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

...1...

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of r
securities dealt in)

NO

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 8671..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of own owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associ or of the offeree company in relation to relevant securities, details of such arrangement m as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a she disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relation exist in an offer. The term associate is intended to cover all persons (whether or not actin directly or indirectly own or deal in the shares of an offeror or the offeree company in an o have (in addition to their normal interests as shareholders) an interest or potential interest commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally incluc following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries

associated companies, and companies of which such companies are associated coı purpose ownership or control of 20% or more of the equity share capital of a compa, the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to ı offeree company or any company covered in (1), including persons controlling#, cor under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, t company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in

(5) any investment company, unit trust or other person whose investments an assoc a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree compar person who as a result of any transaction owns or controls 5% or more. When two c act pursuant to an agreement or understanding (formal or informal) to acquire or coı securities, they will be deemed to be a single person for the purpose of this paragra| securities managed on a discretionary basis by an investment management group w otherwise agreed by the Panel, also be deemed to be those of a single person (see 8); and

(7) a company having a material trading arrangement with an offeror or the offeree c

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associat within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an provision of normal commercial banking services or such activities in connection with the ı confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relat an offer, do not include an organisation which has stood down, because of a conflict of int otherwise, from acting for that party in connection with the offer if the organisation is to ha involvement with that party during the offer, the Panel must be consulted. Unless the Pan the involvement is entirely unconnected with the offer, the above exclusion will not normaı

 # The normal test for whether a person is controlled by, controls or is under the same con person will be by reference to the definition of control contained in the Code. There may b circumstances which the Panel will regard as giving rise to such a relationship (eg where ı equity share capital is owned by another person who does not have a majority of the votir cases of doubt, the Panel should be consulted.

View Announcement

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Announcement Details

Company	Headline	Embargo	Last Update
HBOS PLC	Rule 8 - Property Fund Mgmt		12:04 20 Aug 04

Full Announcement Text

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separat class of securities in which dealings have been made.

Date of Disclosure

...20/08/2004 ....

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKE(MERGERS

Date of dealing

...19/08/2004...

Dealing in (name of company)

...Property Fund Management plc.....................................

1. Class of securities (eg ordinary shares)

...Ord 5p...

2.

Amount bought	Amount sold	Price per unit
189,650		£1.480

3. Resultant total of the same class owned or controlled (and percentage of class)

.........1,797,946.........8.126%

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

... .

OR (b) if dealing for discretionary client(s), name of fund management organisation

...... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of r
securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

Telephone and Extension number

...0131 243 8671..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of own owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associ or of the offeree company in relation to relevant securities, details of such arrangement m as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a she disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated i the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relatior exist in an offer. The term associate is intended to cover all persons (whether or not actin directly or indirectly own or deal in the shares of an offeror or the offeree company in an o have (in addition to their normal interests as shareholders) an interest or potential interest commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally incluc following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries

associated companies, and companies of which such companies are associated coı purpose ownership or control of 20% or more of the equity share capital of a compa the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to offeree company or any company covered in (1), including persons controlling#, cor under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, t company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in

(5) any investment company, unit trust or other person whose investments an assoc a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree compar person who as a result of any transaction owns or controls 5% or more. When two o act pursuant to an agreement or understanding (formal or informal) to acquire or coı securities, they will be deemed to be a single person for the purpose of this paragra securities managed on a discretionary basis by an investment management group w otherwise agreed by the Panel, also be deemed to be those of a single person (see 8); and

(7) a company having a material trading arrangement with an offeror or the offeree c

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associat within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an provision of normal commercial banking services or such activities in connection with the confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relat an offer, do not include an organisation which has stood down, because of a conflict of int otherwise, from acting for that party in connection with the offer if the organisation is to ha involvement with that party during the offer, the Panel must be consulted. Unless the Pan the involvement is entirely unconnected with the offer, the above exclusion will not normal

 # The normal test for whether a person is controlled by, controls or is under the same con person will be by reference to the definition of control contained in the Code. There may b circumstances which the Panel will regard as giving rise to such a relationship (eg where equity share capital is owned by another person who does not have a majority of the votir cases of doubt, the Panel should be consulted.

View Announcement

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Announcement Details

Company	Headline	Embargo	Last Update
HBOS PLC	Rule 2.10 Announcement		12:04 20 Aug 04

Full Announcement Text

HBOS plc

Rule 2.10 Announcement – Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, HBOS plc ('HE
that, as at close of business on 19 August 2004, it had in issue 3,891,004,201 (including t
represented by ADRs) ordinary shares of 25 pence each ('HBOS Shares').

The International Securities Identification Number for the HBOS Shares is GB003058750

Contact details:

Kenny Melville, Company Secretarial Manager

0131 243 8671

END

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London STOCK EXCHANGE

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Last Refreshed At 14:43 Mon, Sep 6 2004 UK Time

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
HBOS PLC	*Holding(s) in Company*	14:30 20 Aug 04	14:30 20 Aug 04		

Full Announcement Text

Notification has today been received by HBOS plc from Lehman Brothers that as at 17th August 2004 Lehman Brothers International (Europe) had an interest in 152,167,544 HBOS plc Ordinary Shares of 25p each (which represents 3.91% of the current issued Ordinary Share Capital.

END

---

status list

View Announcement

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
HBOS PLC	Rule 2.10 Announcement		09:47 23 Aug 04		

Full Announcement Text

HBOS plc

Rule 2.10 Announcement – Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, HBOS plc ('HBOS') confirms that, as at close of business on 20 August 2004, it had in issue 3,891,014,514 (including those represented by ADRs) ordinary shares of 25 pence each ('HBOS Shares').

The International Securities Identification Number for the HBOS Shares is GB0030587504.

Contact details:

Kenny Melville, Company Secretarial Manager

0131 243 8671

END

---

status list

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update
HBOS PLC	Rule 8 - HBOS plc		11:53 23 Aug 04

Full Announcement Text

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separat
class of securities in which dealings have been made.

Date of Disclosure

..............................23/08/2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKE(MERGERS

Date of dealing

........................20/08/2004......................................

Dealing in (name of company)

...HBOS plc..............

1. Class of securities (eg ordinary shares)

.........Ord 25p..

2.

Amount bought	Amount Sold	Price per unit
1,500		£6.77
	1,000	£6.76
	623	£6.78

3. Resultant total of the same class owned or controlled (and percentage of class)

.........35,036,059..........(0.900%)

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

YES

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

...1..

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of r
securities dealt in)

NO

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

Telephone and Extension number

...0131 243 8671..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of own owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associ or of the offeree company in relation to relevant securities, details of such arrangement m as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a she disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relation exist in an offer. The term associate is intended to cover all persons (whether or not actin directly or indirectly own or deal in the shares of an offeror or the offeree company in an o have (in addition to their normal interests as shareholders) an interest or potential interest commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally incluc following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries*

associated companies, and companies of which such companies are associated coı purpose ownership or control of 20% or more of the equity share capital of a compa. the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to ı offeree company or any company covered in (1), including persons controlling#, cor. under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, t company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in

(5) any investment company, unit trust or other person whose investments an assoc a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree compar. person who as a result of any transaction owns or controls 5% or more. When two o act pursuant to an agreement or understanding (formal or informal) to acquire or cor securities, they will be deemed to be a single person for the purpose of this paragraı securities managed on a discretionary basis by an investment management group w otherwise agreed by the Panel, also be deemed to be those of a single person (see 8); and

(7) a company having a material trading arrangement with an offeror or the offeree c

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associat within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an provision of normal commercial banking services or such activities in connection with the confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relat an offer, do not include an organisation which has stood down, because of a conflict of int otherwise, from acting for that party in connection with the offer if the organisation is to ha involvement with that party during the offer, the Panel must be consulted. Unless the Pan the involvement is entirely unconnected with the offer, the above exclusion will not normaı

 # The normal test for whether a person is controlled by, controls or is under the same con person will be by reference to the definition of control contained in the Code. There may b circumstances which the Panel will regard as giving rise to such a relationship (eg where . equity share capital is owned by another person who does not have a majority of the votir cases of doubt, the Panel should be consulted.

View Announcement

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Announcement Details

Company	Headline	Embargo	Last Update
HBOS PLC	Rule 8 - Abbey National plc		12:03 23 Aug 04

Full Announcement Text

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separat class of securities in which dealings have been made.

Date of Disclosure

.............................23/08/2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKE(MERGERS

Date of dealing

......................20/08/2004.....................................

Dealing in (name of company)

...Abbey National plc..............

1. Class of securities (eg ordinary shares)

.........Ord 10p...

2.

Amount bought	Amount Sold	Price per unit
	403	£5.835 (See Note)
133		Transfer in 04/08/2004
	8,496	Transfer out 09/08/2004

2,859 Transfer out 11/08/2004

NOTE: The above transaction has taken place as a consequence of trading by a FTSE Al
Fund. The Panel Executive has informed HBOS plc on an exparte basis that such transac
permitted and have no Code consequences.

3. Resultant total of the same class owned or controlled (and percentage of class)

...21,169,406.............(1.433%)

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

YES

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of r
securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 8671..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owr owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associ or of the offeree company in relation to relevant securities, details of such arrangement m as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a she disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relatior exist in an offer. The term associate is intended to cover all persons (whether or not actin directly or indirectly own or deal in the shares of an offeror or the offeree company in an o have (in addition to their normal interests as shareholders) an interest or potential interest commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally incluc following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries associated companies, and companies of which such companies are associated coı purpose ownership or control of 20% or more of the equity share capital of a compa. the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to offeree company or any company covered in (1), including persons controlling#, cor under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, t company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in

(5) any investment company, unit trust or other person whose investments an assoc a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree compar person who as a result of any transaction owns or controls 5% or more. When two o act pursuant to an agreement or understanding (formal or informal) to acquire or coı securities, they will be deemed to be a single person for the purpose of this paragra| securities managed on a discretionary basis by an investment management group w otherwise agreed by the Panel, also be deemed to be those of a single person (see 8); and

(7) a company having a material trading arrangement with an offeror or the offeree c

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associat within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an provision of normal commercial banking services or such activities in connection with the confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relat an offer, do not include an organisation which has stood down, because of a conflict of int otherwise, from acting for that party in connection with the offer if the organisation is to ha involvement with that party during the offer, the Panel must be consulted. Unless the Pan the involvement is entirely unconnected with the offer, the above exclusion will not norma

 # The normal test for whether a person is controlled by, controls or is under the same con person will be by reference to the definition of control contained in the Code. There may b circumstances which the Panel will regard as giving rise to such a relationship (eg where equity share capital is owned by another person who does not have a majority of the votin cases of doubt, the Panel should be consulted.

w Announcement

status list

uncement Details

npany	Headline	Embargo	Last Update	Add Dist	Replaces
S PLC	Rule 2.10 Announcement		10:03 24 Aug 04		

Announcement Text

OS plc

e 2.10 Announcement – Relevant Securities in Issue

ccordance with Rule 2.10 of the City Code on Takeovers and Mergers, HBOS plc ('HBOS') confirms t, as at close of business on 23 August 2004, it had in issue 3,891,025,014 (including those resented by ADRs) ordinary shares of 25 pence each ('HBOS Shares').

e International Securities Identification Number for the HBOS Shares is GB0030587504.

ıtact details:

ıny Melville, Company Secretarial Manager

31 243 8671

---

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View Announcement

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Announcement Details

Company	Headline	Embargo	Last Update
HBOS PLC	Rule 8 - HBOS plc		11:50 24 Aug 04

Full Announcement Text

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separat class of securities in which dealings have been made.

Date of Disclosure

..............................24/08/2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKE(MERGERS

Date of dealing

........................23/08/2004.......................................

Dealing in (name of company)

...HBOS plc...............

1. Class of securities (eg ordinary shares)

.........Ord 25p..

2.

Amount bought	Amount Sold	Price per unit
	1,921	£6.820
231		Transfer in

3. Resultant total of the same class owned or controlled (and percentage of class)

.........35,034,373..........(0.900%)

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

YES

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

...1..

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of r
securities dealt in)

NO

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 8671...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of own owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associ or of the offeree company in relation to relevant securities, details of such arrangement m as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a she disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relation exist in an offer. The term associate is intended to cover all persons (whether or not acting directly or indirectly own or deal in the shares of an offeror or the offeree company in an o have (in addition to their normal interests as shareholders) an interest or potential interest commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally incluc following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries associated companies, and companies of which such companies are associated co purpose ownership or control of 20% or more of the equity share capital of a compa the test of associated company status);*

(2) banks and financial and other professional advisers (including stockbrokers) to ā offeree company or any company covered in (1), including persons controlling#, con under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, t company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in

(5) any investment company, unit trust or other person whose investments an assoc a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree compar person who as a result of any transaction owns or controls 5% or more. When two o act pursuant to an agreement or understanding (formal or informal) to acquire or coı securities, they will be deemed to be a single person for the purpose of this paragraı securities managed on a discretionary basis by an investment management group w otherwise agreed by the Panel, also be deemed to be those of a single person (see 8); and

(7) a company having a material trading arrangement with an offeror or the offeree c

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associat within (1)-(7).

8. Other.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an provision of normal commercial banking services or such activities in connection with the confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relat an offer, do not include an organisation which has stood down, because of a conflict of int otherwise, from acting for that party in connection with the offer if the organisation is to ha involvement with that party during the offer, the Panel must be consulted. Unless the Pan the involvement is entirely unconnected with the offer, the above exclusion will not normal

 # The normal test for whether a person is controlled by, controls or is under the same con person will be by reference to the definition of control contained in the Code. There may b circumstances which the Panel will regard as giving rise to such a relationship (eg where equity share capital is owned by another person who does not have a majority of the votin cases of doubt, the Panel should be consulted.

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update
HBOS PLC	Rule 8 - Abbey National plc		11:55 24 Aug 04

Full Announcement Text

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separat
class of securities in which dealings have been made.

Date of Disclosure

..............................24/08/2004

**DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKE(
MERGERS**

Date of dealing

........................N/A - see Note 3......................................

Dealing in (name of company)

...Abbey National plc..............

1. Class of securities (eg ordinary shares)

.........Ord 10p..

2.

Amount bought	Amount Sold	Price per unit
N/A		

3. Resultant total of the same class owned or controlled (and percentage of class)

......21,169,410..........(1.433%)

As at 23/08/2004, elections have been made in respect of 13,477,897 shares to receive a 191,863 new shares under the Alternative Dividend Plan upon payment of the Interim Divi October 2004. HBOS plc will, on 5th October 2004, issue an announcement detailing the ı of shares it owns or controls following allotment of such shares. The Panel Executive has plc on an exparte basis that such transactions are permitted and have no Code conseque

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

YES

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

...1..

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of ı securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 8671...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owr owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associ or of the offeree company in relation to relevant securities, details of such arrangement m as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a she disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relation exist in an offer. The term associate is intended to cover all persons (whether or not actin directly or indirectly own or deal in the shares of an offeror or the offeree company in an o have (in addition to their normal interests as shareholders) an interest or potential interest commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally incluc following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries associated companies, and companies of which such companies are associated coı purpose ownership or control of 20% or more of the equity share capital of a compa. the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to offeree company or any company covered in (1), including persons controlling#, cor under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, t company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in

(5) any investment company, unit trust or other person whose investments an assoc a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree compar person who as a result of any transaction owns or controls 5% or more. When two o act pursuant to an agreement or understanding (formal or informal) to acquire or coı securities, they will be deemed to be a single person for the purpose of this paragra securities managed on a discretionary basis by an investment management group w otherwise agreed by the Panel, also be deemed to be those of a single person (see 8); and

(7) a company having a material trading arrangement with an offeror or the offeree c

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associat within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an provision of normal commercial banking services or such activities in connection with the confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relat an offer, do not include an organisation which has stood down, because of a conflict of int otherwise, from acting for that party in connection with the offer if the organisation is to ha involvement with that party during the offer, the Panel must be consulted. Unless the Pan the involvement is entirely unconnected with the offer, the above exclusion will not normal

The normal test for whether a person is controlled by, controls or is under the same con person will be by reference to the definition of control contained in the Code. There may b circumstances which the Panel will regard as giving rise to such a relationship (eg where equity share capital is owned by another person who does not have a majority of the votir cases of doubt, the Panel should be consulted.

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update
HBOS PLC	Rule 8 - HBOS plc		11:46 25 Aug 04

Full Announcement Text

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separat class of securities in which dealings have been made.

Date of Disclosure

.............................25/08/2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKE(MERGERS

Date of dealing

........................24/08/2004......................................

Dealing in (name of company)

...HBOS plc..............

1. Class of securities (eg ordinary shares)

.........Ord 25p..

2.

Amount bought	Amount Sold	Price per unit
	445	£6.805

3. Resultant total of the same class owned or controlled (and percentage of class)

.........35,033,929..........(0.900%)

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

YES

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

...1..

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of r
securities dealt in)

NO

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 8671...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of own owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associ or of the offeree company in relation to relevant securities, details of such arrangement m as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a she disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relation exist in an offer. The term associate is intended to cover all persons (whether or not actin directly or indirectly own or deal in the shares of an offeror or the offeree company in an o have (in addition to their normal interests as shareholders) an interest or potential interest commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally incluc following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries associated companies, and companies of which such companies are associated co purpose ownership or control of 20% or more of the equity share capital of a compa the test of associated company status);*

(2) banks and financial and other professional advisers (including stockbrokers) to a offeree company or any company covered in (1), including persons controlling#, con under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, t company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in

(5) any investment company, unit trust or other person whose investments an assoc a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree compar person who as a result of any transaction owns or controls 5% or more. When two o act pursuant to an agreement or understanding (formal or informal) to acquire or co securities, they will be deemed to be a single person for the purpose of this paragra securities managed on a discretionary basis by an investment management group w otherwise agreed by the Panel, also be deemed to be those of a single person (see 8); and

(7) a company having a material trading arrangement with an offeror or the offeree c

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associat within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an provision of normal commercial banking services or such activities in connection with the confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relat an offer, do not include an organisation which has stood down, because of a conflict of int otherwise, from acting for that party in connection with the offer if the organisation is to ha involvement with that party during the offer, the Panel must be consulted. Unless the Pan the involvement is entirely unconnected with the offer, the above exclusion will not norma

 # The normal test for whether a person is controlled by, controls or is under the same con person will be by reference to the definition of control contained in the Code. There may b circumstances which the Panel will regard as giving rise to such a relationship (eg where equity share capital is owned by another person who does not have a majority of the votin cases of doubt, the Panel should be consulted.

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
HBOS PLC	Rule 2.10 Announcement		11:21 26 Aug 04		

Full Announcement Text

HBOS plc

Rule 2.10 Announcement – Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, HBOS plc ('HBOS') confirms that, as at close of business on 25 August 2004, it had in issue 3,891,034,755 (including those represented by ADRs) ordinary shares of 25 pence each ('HBOS Shares').

The International Securities Identification Number for the HBOS Shares is GB0030587504.

ntact details:

nny Melville, Company Secretarial Manager

31 243 8671

---

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View Announcement

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Announcement Details

Company	Headline	Embargo	Last Update
HBOS PLC	Rule 8 - HBOS plc		11:30 26 Aug 04

Full Announcement Text

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separat class of securities in which dealings have been made.

Date of Disclosure

............................26/08/2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKE(MERGERS

Date of dealing

.......................25/08/2004......................................

Dealing in (name of company)

...HBOS plc..............

1. Class of securities (eg ordinary shares)

.........Ord 25p...

2.

Amount bought	Amount Sold	Price per unit
	200	£6.815
	650	Transfer out

3. Resultant total of the same class owned or controlled (and percentage of class)

.........35,033,079..........(0.900%)

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

YES

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

...1...

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of ı securities dealt in)

NO

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 8671...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owr owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associ or of the offeree company in relation to relevant securities, details of such arrangement m as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a she disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relation exist in an offer. The term associate is intended to cover all persons (whether or not actin directly or indirectly own or deal in the shares of an offeror or the offeree company in an o have (in addition to their normal interests as shareholders) an interest or potential interest commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally incluc following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries associated companies, and companies of which such companies are associated co purpose ownership or control of 20% or more of the equity share capital of a compa

(2) banks and financial and other professional advisers (including stockbrokers) to ι offeree company or any company covered in (1), including persons controlling#, con under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, t company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in

(5) any investment company, unit trust or other person whose investments an assoc a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree compar person who as a result of any transaction owns or controls 5% or more. When two c act pursuant to an agreement or understanding (formal or informal) to acquire or coı securities, they will be deemed to be a single person for the purpose of this paragraı securities managed on a discretionary basis by an investment management group w otherwise agreed by the Panel, also be deemed to be those of a single person (see 8); and

(7) a company having a material trading arrangement with an offeror or the offeree c

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an provision of normal commercial banking services or such activities in connection with the confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relat an offer, do not include an organisation which has stood down, because of a conflict of int otherwise, from acting for that party in connection with the offer if the organisation is to ha involvement with that party during the offer, the Panel must be consulted. Unless the Pan the involvement is entirely unconnected with the offer, the above exclusion will not normaı

 # The normal test for whether a person is controlled by, controls or is under the same con person will be by reference to the definition of control contained in the Code. There may b circumstances which the Panel will regard as giving rise to such a relationship (eg where equity share capital is owned by another person who does not have a majority of the votin cases of doubt, the Panel should be consulted.

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ew Announcement

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ouncement Details

mpany	Headline	Embargo	Last Update	Add Dist	Replaces
OS PLC	Rule 2.10 Announcement		11:34 27 Aug 04		

Announcement Text

OS plc

le 2.10 Announcement – Relevant Securities in Issue

accordance with Rule 2.10 of the City Code on Takeovers and Mergers, HBOS plc ('HBOS') confirms t, as at close of business on 26 August 2004, it had in issue 3,891,060,482 (including those presented by ADRs) ordinary shares of 25 pence each ('HBOS Shares').

e International Securities Identification Number for the HBOS Shares is GB0030587504.

Contact details:

Kenny Melville, Company Secretarial Manager

0131 243 8671

END

---

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
HBOS PLC	Rule 2.10 Announcement		09:27 31 Aug 04		

Full Announcement Text

HBOS plc

Rule 2.10 Announcement – Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, HBOS plc ('HBOS') confirms that, as at close of business on 27 August 2004, it had in issue 3,891,062,716 (including those represented by ADRs) ordinary shares of 25 pence each ('HBOS Shares').

The International Securities Identification Number for the HBOS Shares is GB0030587504.

ntact details:

il Stivey, Company Secretarial Manager

31 243 8671

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